SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 0 2002
WASH. D.C. 155

SECURITIES AND EXCHAGE COMMISSION
Washington, DC 20549

02036965

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended March 31, 2002 PE

Credicorp Ltd.
Clarendon House
Church Street
Hamilton HM 11 Bermuda

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___x_ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No_____x______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Material Event (Hecho de Importancia) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following :

1. Credicorp Ltd. and Subsidiaries, Consolidated Balance Sheet, as of March 31, 2002 and Consolidated Statement of Income for the Three months ended March 31, 2002.

2. Credicorp Ltd. Press Release reporting financial results for the period ended March, 2002, submitted to Conasev, Comisión Nacional Supervisora de Empresas y Valores (The Peruvian governmental entity which supervises the Peruvian securities markets, or Stock Exchange) and the Bolsa de Valores de Lima on May 7, 2002.

3. Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on May 7, 2002.

Credicorp Ltd. and Subsidiaries Consolidated Balance Sheet, as of March 31, 2002, Consolidated Statement of Income for the Three Months Ended March 31, 2002.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2002 AND DECEMBER 31, 2001
(Amounts expressed in thousands of U.S. Dollars)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and due from banks	1,780,207	1,847,266
Interbank Funds	19,836	50,186
Marketable securities, net	608,853	548,138
Loans net	3,643,180	3,720,046
Accounts receivables (net)	0	0
Other accounts receivables (net)	0	0
Other Assets	0	0
TOTAL CURRENT ASSETS	**6,052,076**	**6,165,636**
Loan portfolio (net)	0	0
Accounts receivables (net)	0	0
Other accounts receivables (net)	0	0
Disposable assets, foreclosed assets and out of use assets	0	0
Investment securities available for sale	595,792	587,349
Real state investments (net)	0	0
Property, plant and equipment, net	252,052	258,870
Intangible assets (net)	0	0
Income tax and deferred assets	0	0
Other Assets	533,579	569,986
TOTAL NON CURRENT ASSETS	**1,381,423**	**1,416,205**
TOTAL ASSETS	**7,433,499**	**7,581,841**

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Deposits and obligations	5,295,555	5,433,328
Interbank Funds	15,653	25,202
Deposits from other financial and international institutions	322,075	319,163
Due to banks and correspondents	141,041	103,169
Securities, notes and obligations outstanding	0	0
Accounts payables	0	0
Other accounts payables	0	0
Provisions	0	0
Other liabilities	368,203	316,910
TOTAL CURRENT LIABILITIES	**6,142,527**	**6,197,772**
Debt and financial obligations	157,132	213,081
Securities, notes and obligations outstanding	0	0
Other accounts payables	17,871	23,801
Provisions	252,074	238,159
Income tax and deferred liabilities	0	0
Other liabilities	0	0
TOTAL NON CURRENT LIABILITIES	**427,077**	**475,041**
TOTAL LIABILITIES	**6,569,604**	**6,672,813**
Minority Interest	62,377	112,255
SHAREHOLDERS' EQUITY		
Paid in Capital	398,735	397,307
Additional Capital	140,500	139,020
Reserves	69,527	69,527
Other Reserves	34,577	34,577
Retained earnings	158,179	156,342
TOTAL SHAREHOLDERS' EQUITY	**801,518**	**796,773**
TOTAL LIABILITIES AND NET SHAREHOLDERS'S EQUITY	**7,433,499**	**7,581,841**

INCOME STATEMENTS
For the periods ended March 31, 2002 and 2001

(In Thousands of U.S. Dollars)

	For the 3 month period January 1st to March 31, 2002	For the 3 month period January 1st to March 31, 2001	For the 3 month period Jan. 1st to March 31, 2002	For the 3 month period Jan. 1st to March 31, 2001
INCOME	**136,319**	**183,192**	**136,319**	**183,192**
Interest Income	**136,319**	**183,192**	**136,319**	**183,192**
Interest on Deposits with banks	7,711	19,459	7,711	19,459
Interest and commissions from Interbank funds	0	0	0	0
Interest on trading securities	16,113	21,135	16,113	21,135
Interest on Loans	111,794	142,331	111,794	142,331
Income on notes receivables	0	0	0	0
Interest and dividends on investment	701	267	701	267
Fees and other income on financial operations	0	0	0	0
Others	0	0	0	0
Operating Income	0	0	0	0
Other operating revenue	0	0	0	0
EXPENSES	**(48,177)**	**(91,457)**	**(48,177)**	**(91,457)**
Interest Expense	**(48,177)**	**(91,457)**	**(48,177)**	**(91,457)**
Interest and fees on obligations with the public	0	0	0	0
Interest and fees on interbank funds	0	0	0	0
Interest on deposits from other financial and international institutions	(31,251)	(62,495)	(31,251)	(62,495)
Interest on short term debt to banks and correspondets	(8,140)	(17,608)	(8,140)	(17,608)
Interest on long term debt to banks and correspondents	0	0	0	0
Interest and fees on other financial obligations	0	0	0	0
Other interest expense	(8,786)	(11,354)	(8,786)	(11,354)
Operating costs	0	0	0	0
GROSS FINANCIAL MARGIN	**88,142**	**91,735**	**88,142**	**91,735**
Provision for lower market value of investments	0	0	0	0
Provision for possible loan losses, net	(25,338)	(32,097)	(25,338)	(32,097)
NET INTEREST INCOME	**62,804**	**59,638**	**62,804**	**59,638**
Other Income	91,010	82,864	91,010	82,864
Other expense	(21,064)	(27,014)	(21,064)	(27,014)
OPERATING MARGIN	**132,750**	**115,488**	**132,750**	**115,488**
Administrative expenses	(103,992)	(105,289)	(103,992)	(105,289)
Cost of sales	0	0	0	0
OPERATING RESULTS	**28,758**	**10,199**	**28,758**	**10,199**
Financial income	0	0	0	0
Financial expense	0	0	0	0
Other income and expense	(1,907)	(1,362)	(1,907)	(1,362)
Result from exposure to inflation	0	0	0	0
Income before income taxes and extraordinary items	**26,851**	**8,837**	**26,851**	**8,837**
Participations	0	0	0	0
Income taxes	(8,757)	(2,924)	(8,757)	(2,924)
Income before extraordinary items	**18,094**	**5,913**	**18,094**	**5,913**
Extraordinary income	0	0	0	0
Extraordinary expenses	0	0	0	0
Income before minority interests	**18,094**	**5,913**	**18,094**	**5,913**
Minority interest	(3,331)	(843)	(3,331)	(843)
Net Income	**14,763**	**5,070**	**14,763**	**5,070**
Prefered dividends	0	0	0	0
NET ATTRIBUTABLE INCOME	**14,763**	**5,070**	**14,763**	**5,070**
Earnings per share	0.185123	0.063279	0.185123	0.063279
Diluted earnings per share	0.185123	0.063279	0.185123	0.063279

CREDICORP LTD. AND SUBSIDIARIES
Changes in Shareholder's Equity
For the periods ended March 31 of 2002 and 2001
(In Thousands of U.S. Dollars)

	Common Shares	Capital Surplus	Legal Reserve	Special Reserve	Retained Earnings	Total
Balances at January 1, 2001	400,607	145,064	69,527	28,659	138,873	782,730
1. Changes in accounting practices and correction of material errors	0	0	0	0	0	0
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(8,015)	(8,015)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	5,070	5,070
11. Other increase (decrease) of equity accounts	0	0	0	0	0	0
Balances at March 31, 2001	**400,607**	**145,064**	**69,527**	**28,659**	**135,928**	**779,785**
Balances at January 1, 2002	397,307	139,020	69,527	34,577	156,342	**796,773**
1. Changes in accounting practices and correction of material errors	0	0	0	0	0	0
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(15,949)	(15,949)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	14,763	14,763
11. Other increase (decrease) of equity accounts	1,428	1,480	0	0	3,023	5,931
Balances at March 31, 2002	**398,735**	**140,500**	**69,527**	**34,577**	**158,179**	**801,518**

CREDICORP LTD. AND SUBSIDIARIES
Statement of Cash Flows
For the periods ended March 31 of 2002 and 2001

(In Thousands of U.S. Dollars)

	For the 3 month period Jan. 1st to March 31, 2002	For the 3 month period Jan. 1st to March 31, 2001
RECONCILIATION OF NET RESULTS WITH CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS		
NET INCOME (LOSS) FOR THE PERIOD	14,763	5,070
ADJUSTMENTS TO NET RESULTS OF THE PERIOD	0	0
Depreciation and amortization	11,172	12,633
Loan loss provision	25,338	32,097
Provision for securities and seized assets	6,066	7,158
Other provisions	0	
Profit (loss) from the sale of securities	1,440	2,782
Profit (loss) from the sale of properties and equipment	0	0
Others	0	0
DEBITS AND CREDITS FROM NET CHANGES IN ASSETS AND LIABILITIES		
Increase (decrease) in receivables and other accounts receivables	(10,510)	959
Increase (decrease) in notes payables and other accounts payables	43,325	(51,649)
Increase (decrease) in other assets	47,002	17,118
Increase (decrease) in other liabilities	(49,878)	1,075
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS	**88,718**	**27,243**
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase from sale of properties and equipment	0	0
Increase from sale of other non financial assets	0	0
Purchase of properties and equipment	(916)	(6,685)
Purchase of other non financial assets	(74,252)	(228,621)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES	**(75,168)**	**(235,306)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) net of deposits and obligations	(134,861)	357,222
Increase (decrease) net of obligations to banks and correspondents	(27,626)	114,748
Increase (decrease) net of other financial liabilities	0	0
Increase (decrease) capital and capital surplus	0	0
(Increase) decrease net of the loan portfolio	51,528	(127,919)
(Increase) decrease net of investments	0	0
Dividends received (paid)	0	0
(Increase) decrease of other financial assets	0	0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES	**(110,959)**	**344,051**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(97,409)**	**135,988**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,897,452	1,752,577
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**1,800,043**	**1,888,565**

Credicorp Ltd. Press Release reporting financial results for the period ended March 31, 2002.

CREDICORP
CORPORACION BCP

FOR IMMEDIATE RELEASE:

For additional information please contact:
Jose Hung
Investor Relations
Banco de Credito
Phone: (511) 349-0590
E-mail: jhung@bcp.com.pe
Web site: http://www.credicorpnet.com

Alfredo Montero
General Manager
Banco de Credito, New York Branch
Phone: (212) 644-6644
Fax: (212) 826-9852
E-mail: amontero@bcpny.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2002

(Lima, Peru, May 7, 2002) - Credicorp Ltd. ("Credicorp") (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended March 31, 2002.

For the quarter ended March 31, 2002, Credicorp reported a consolidated net income of US$14.8 million, 191.2% greater than the US$5.1 million in the same period of year 2001, resulting in US$0.19 and US$0.06 per share, respectively. Results in the present quarter improved compared to the year-ago quarter, principally due to lower provisions for loan losses, to increases in non-financial income and to decreased insurance claims. The decline in net income compared to the fourth quarter of 2001 is mostly due to extraordinary gains, registered in the preceding period, amounting to US$19.0 million from the sale of Banco Capital and from the sale of long term equity investments.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS
(In U.S.$ millions, except net income per share)

	Three months ended		
	31.03.01	31.12.01	31.03.02
Net interest income	91.7	94.5	88.1
Provisions for possible loan losses, net	32.1	40.4	25.3
Other income	82.9	120.2	91.0
Claims on insurance activities	27.0	22.0	21.1
Other expenses	105.3	106.7	104.0
Translation result	(1.4)	0.8	(1.9)
Income before income tax and minority interest	8.8	46.4	26.9
Income Tax	(2.9)	(10.5)	(8.8)
Minority Interest	(0.8)	(9.4)	(3.3)
Net Income	5.1	26.5	14.8
Net Income per share (1)	0.063	0.332	0.185

(1) Based on 79.8 million net outstanding shares at 1Q02, 80.2 million in 1Q01, and 79.5 million in 4Q01. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

I.1 PERUVIAN ECONOMIC SITUATION

In March 2002 GDP grew 1.6%, for the eighth consecutive month, after increasing 3.3% in February, and 3.9% in January, with which cumulative growth of 3.0% was achieved in the quarter. This positive trend that began in August 2001, continued depending on the mining company Antamina and, in a smaller way, from construction, due to cement produced for public works, and on the agricultural sector. Nevertheless, internal demand shows only slight signs of recovery.

Cumulative through March 2002, the Fishing sector declined (-22.1%) together with smaller falls in Manufacturing (-0.7%) and Commerce (-0.1%), with the highest growth rates seen in the Mining (23.7%), Construction (10.3%), Agriculture (7.4%) and in the Electricity and Water (5.9%) sectors. Manufacturing declines affected by diminished fish meal production due to the seasonal fishing ban, which was offset mainly by increased food production. Growth in construction was mainly due to higher public investment that appear to increase substantially when compared to low investments levels in the first two months of 2001. Compared to the preceding year, through March 2001 GDP declined –2.4%, decreasing mostly Construction (-16.4%), Fishing (-12.6%), Mining (-3.5%) and Manufacturing (-3.4%).

Cumulative through February 2002, the Central Government had a fiscal deficit of S/.248 million, compared to a S/.58 million surplus in the 2001 period, principally due to lower tax revenue (-5.6%), and to higher non-financial expenditures (2.2%). Lower tax revenue was caused by tax reductions applied since 2001 and to expectations for reduced interest charges for defferred payments. Fiscal accounts waekness may lead to exceed the fiscal deficit target of 1.9% of GDP, although improved tax collection is expected with the economic recovery and with the proposed tax reform that will seek lower tax benefits and improved tax administration.

In the first quarter of 2002, the consumer price index in Peru slightly decreased 0.02%, but declined for the fourth consecutive quarter, and in spite of a price increase of 0.54% in March. The March inflation, similar to the 0.52% in March 2001, was due to seasonal food price increases and to yearly adjustments of school expenses. For the twelve months through March 2002 a 1.08% deflation was obtained, remaining below the 2.5% inflation target set for 2002 by the Central Bank. The wholesale price index dropped 0.5%, also for the fourth consecutive quarter, and decreases –3.07% in the year through March 2002.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.445 at March 31, 2002, remaining similar to the year-end 2001 exchange rate, and is 2.3% below the December 2000 exchange rate, reflecting low foreign exchange demand in spite of the volatility in other countries in the region.

During the first quarter 2002 both deposit and loan volumes had a slight declining trend. Deposits for the fifteen commercial banks in the system reached S/.46.0 billion (US$13.4 billion), according to the Asociación de Bancos del Peru (ASBANC) as of March 31, 2002, a 0.9% decline in nominal terms compared to December 31, 2001, but remain 7.9% over deposits as of March 2001.

During the quarter ended March 31, 2002, total loans in the banking system decreased 0.7%, in nominal terms, to S/.35.9 billion (US$10.4 billion), and are 4.7% lower compared to the year-ago loan balances. During the quarter, local currency loans (19.9% of total loans) increased 0.3%, while foreign currency loans decreased 1.0%.

As of March 31, 2002, the Peruvian bank's average past due ratio was 9.1%, remaining similar to the ratio in December 2001, but are lower than the 10.9% past due ratio at March 2001. It should be noted that these ratios are below actual ones due to the benefits of government sponsored programs that exchanged Treasury Bonds for past due loans. BCP decided not to take advantage of these programs.

Commercial banks' past due loans decreased 1.0% during the current quarter to S/.3.3 billion (US$0.9 billion), and are also lower by 20.4% compared to bad loans at March 2001 (in nominal terms). At March 31, 2002, loan loss provisions were S/.3.9 billion (US$1.1 billion), increasing 3.6% in this quarter. The system-wide past due loan coverage ratio increases from 114.2%, as of last December, to 119.6% at March 2002.

During the first quarter 2002 commercial banks' interest rates continued their declining trend, partly helped by the Central Bank's policy change, since year-end 2001, in favor of monetary expansion. Local currency average loan rates (TAMN) were 22.1% in first quarter 2002, lower than 23.1% in the preceding fourth quarter 2001, while deposits rates (TIPMN) declined to 4.1% from 5.7%, respectively. The average local currency interbank rates decreased from 3.7% in fourth quarter 2001 to 2.6% in the current quarter. During the quarter, foreign currency rates decreased following the declining trend of interest rates in the international capital markets. Foreign currency loan rates (TAMEX) were 10.0% in first quarter 2002, lower than 11.3% in the preceding quarter, while deposit rates (TIPMEX) also decreased to 1.8% from 2.5% in the fourth quarter of 2001.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the first quarter of 2002 was US$88.1 million, 3.9% less than that earned in the same period of 2001, due to lower margins compounded by decreased interest earning assets. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 6.03% during the first quarter of 2002, less than the 6.16% in the fourth quarter of 2001, but is similar to the margin in the year-ago quarter. Net interest margin decreased with respect to the preceding quarter principally due to lower lending rates in Nuevos Soles loans and to lower loan volumes in this currency, noting an overall excess of liquid funds. The volume in interest earning assets, as an average between beginning and ending balances, reached US$5,846 million in the period, decreasing 4.1% compared to US$6,093 million in the first quarter of 2001.

Non-interest income was US$91.0 million in the first quarter of 2002, increasing 9.8% compared to the US$82.9 million in the same period of 2001, principally due the increased fee income and from insurance premiums. Income from banking fees for the first quarter of 2002 were US$43.3 million, increasing 10.9% compared to revenue in the year-ago period. Non-interest income components were as follows:

(In US$Mn)	**1Q01**	**4Q01**	**1Q02**	**1Q02 vs. 4Q01**	**1Q02 vs. 1Q01**
Commissions for banking services	39.1	45.8	43.3	-5.3%	10.9%
Net premiums	27.7	27.2	31.6	16.1%	14.0%
Gains from sale of securities	2.8	32.9	1.4	-95.6%	-48.2%
Gains from foreign exchange	3.3	4.0	4.3	7.4%	30.0%
Other non-interest income	9.9	10.3	10.3	0.0%	3.3%
Total Non-Interest Income	**82.9**	**120.2**	**91.0**	**-24.3%**	**9.8%**

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses, which include provisions for assets received in lieu of loan repayment and employee profit sharing expense, amounted to US$104.0 million in first quarter 2002, 1.2% lower than in the same period of the previous year. Credicorp's other expense components had the following variations:

(% change and US$Mn)	**1Q01**	**4Q01**	**1Q02**	**1Q02 vs. 4Q01**	**1Q02 vs. 1Q01**
Salaries and employee benefits	42.9	44.7	45.4	1.6%	5.6%
General, administrative, and taxes	35.2	34.2	35.6	4.2%	1.1%
Depreciation and amortization	12.6	12.4	11.2	-9.9%	-11.6%
Other	14.4	15.4	11.8	-23.7%	-18.4%
Total Other Expenses	**105.3**	**106.7**	**104.0**	**-2.6%**	**-1.2%**

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment and employee profit sharing expenses, as a percentage of total income without extraordinary concepts) improved to 54.1% in the first quarter of 2002 having been 56.0% in the same period last year. Adjusted operating expenses as a percentage of average total assets were 5.2% the current period, higher than 5.0% in the year-ago quarter.

I.4 ASSETS AND LIABILITIES

Credicorp's totals assets were US$7.6 billion at March 31, 2002, 2.1% below the balance at the start of the quarter, and declines 7.7% compared to the balance at March 2001. The loan portfolio as of March 31, 2002 totaled US$4.0 billion, decreasing 2.1% during the present quarter, and 12.6% with respect to the balance at March 2001. Deposits and other obligations reached US$5.6 billion at March 31, 2002, 1.9% lower with respect to December 2001, and decreases 6.7% in the year since March 2001. Due to banks and correspondents decreased by 8.1% from US$341.5 million in December to US$313.8 million at the end of the present quarter, and 45.3% lower than US$574.1 million at March 2001.

Loan quality indicators are shown in the following table:

(In US$Mn)	**1Q01**	**4Q01**	**1Q02**
Total loans	4,552.1	4,064.5	3,979.5
Past due loans	389.0	350.8	340.0
Loan loss reserves	343.7	344.4	336.3
Past due / Total loans	8.6%	8.6%	8.5%
Reserves / Past due	88.4%	98.2%	98.9%

The balance of past due loans decreased from US$350.8 million in the preceding quarter to US$340.0 million at the end of the current quarter, after charge-offs amounting to US$30.4 million.

I.5 EXTRAORDINARY TRANSACTIONS

In March 2002, Credicorp made a tender offer for outstanding BCP shares, disbursing directly and through its subsidiary PPS an amount of approximately US$35.3 million, with which its equity stake in this subsidiary increased 6.6%, from 90.6% to 97.2%. Also in this month, Credicorp sold approximately 286 thousand of its own shares that were held by subsidiaries and registered as part of the treasury shares.

I.6 SUBSIDIARIES

Credicorp's principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	**1Q01**	**4Q01**	**1Q02**
Banco de Credito	US$ 6.7	US$11.9	US$14.0
Atlantic	3.3	0.5	1.3
PPS	-1.8	19.4	2.2
Banco Tequendama	-0.6	-0.1	0.2
Credicorp and others*	-2.5	-5.2	-2.9
Consolidated Net Income	**US$ 5.1**	**US$26.5**	**US$14.8**

* *Includes Inversiones Crédito and Grupo Capital for contributions through Nov. 2001.*

In the preceding table, the Credicorp and others concept contribute a loss of US$2.9 million in the current quarter, which is partly due to the translation loss of US$1.1 million caused by the devaluation of the Bolivar on the equity of Banco Tequendama's office in Venezuela, and to approximately US$900 thousand interest expense on outstanding debt.

In the present quarter, BCP contributed US$14.0 million to Credicorp's net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$16.7 million, with the difference mainly due to minority interest (US$0.9million), since the purchase of additional BCP shares took place in March, and due to the elimination of dividend income and benefits from sale of securities related to Credicorp (US$-1.4 million).

In the case of contributions made by Atlantic (US$1.3 million) and PPS (US$2.2 million) to Credicorp's net income in this period, the difference with figures in their local books is explained by the elimination of dividends received from Credicorp, US$2.1 million and US$0.5 million, respectively, and by the deduction of minority interests (US$0.7 million) in PPS.

Banco Tequendama contributed with net income of US$0.2 million to the consolidated net income in the first quarter of 2002, and, in this period as well as in the fourth quarter of 2001, Credicorp did not register additional provision expense. In the first quarter of 2001, Credicorp made US$1.1 million in provisions related to substandard loans and foreclosed assets transferred from Banco Tequendama.

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Credicorp holds a 99.7% interest in BCB, directly and through various subsidiaries, and it is consolidated within BCP's financial statements. The Bolivian economy is showing signs of a slow recovery, after an stagnant year 2001. GDP grew 2.8% in the first two months of 2002, principally due to the gas and petroleum and mining sectors, while internal demand weakness continued. It is estimated that growth for 2002 will be between 2.5% and 3.5%, mainly because of developments in the mentioned sectors, increased agricultural exports, and the help of lower interest rates.

Loan volume in the banking system continued to decline, after falling by 10.8% in 2000 and 16.4% in 2001, and a further drop of 4.4% in first quarter 2002, to finish at US$2,913 million. Loan quality continued to deteriorate, from a past due ratio of 16.1% in December 2001, to 18.9% in March 2002. Total deposits in the system amounted to US$3,018 million at March 2002, lower by 4.4% compared to December 2001. The general price level fell in the quarter –0.1%, reflecting the weakness in demand, and continues to be below devaluation which was 2.9% for the same period.

BCB's market share in deposits decreased from 15.18% at December 2001 to 13.94% at the end March 2002, ranking as the fifth bank in the system. In terms of loans, BCB ranked as the fourth of twelve banks in the system with 12.71% market share, decreasing from 13.57% it had last December. The decrease in market share is explained by the priority given to assuring profitability of the products, in an environment of excess liquidity and increased credit risk. As of March 31, 2002, BCB has total loans of US$376.6 million, which compares to the US$391.5 million at December 2001, and US$481.2 million at March of last year. At the end of the first quarter 2002, BCB's past due loans were 20.5% of total loans, higher than 14.2% at year-end 2001, compared to 18.9% average of the banking system (at February 2002). Net income for the quarter was only US$125 thousand, compared to US$1.2 million in the first quarter of last year, principally due to greater provisions for loan losses and for foreclosed assets.

Banco Tequendama, Colombia

The Colombian GDP grew slightly 1.8% in the first quarter 2002, below the official 2.5% growth rate expected for the fiscal year. Economic activity slowed down in 2001, when GDP grew 1.6% compared to 2.8% in 2000. Growth in the current quarter is partly due to the expansion of the construction sector with government incentives.

The exchange rate revalued for the second consecutive quarter, strengthening by 2.1% during the first quarter of 2002, closing at Co$2,261 per US$1. Inflation, which continued its declining trend aided by low food prices and low public services tariffs, was 2.8% in the current quarter, lower than 4.5% in the first quarter of 2001.

During the quarter, interest rates continued a slow decline, with the DTF rate decreasing 11.36% last December to 10.55% at the end of March 2002. The down-trend was helped by lower Central Bank intervention rates, which were reduced by 225 basis points, to reach historical lows, set to stimulate the economy. Loans in Credit Institutions, that includes banks, finance companies, and other entities, remained almost unchanged during the current quarter (in CO$ nominal terms) reaching US$20.8 billion. The past-due ratio increased from 10.3% at year-end 2001 to 12.8% at March 2002. Total deposits in these entities were US$22.7 billion at the end of March 2002, decreasing by 3.1% during the quarter.

As of March 31, 2002, Banco Tequendama had loans of US$233.0 million, 4.1% higher than US$223.7 million at March 2001, but decreases compared to US$245.1 million in December 2001 partly due to seasonal factors. At the end of the quarter, deposits totaled US$201.5 million, increasing from US$185.5 million in March 2001, but also decrease from US$227.4 million at year-end 2001. The past due loan ratio was 6.0% in March 2002, decreasing from 6.2% at the end of last year, while coverage with provisions also improves to 73.9% compared with 66.9%, respectively. Banco Tequendama was ranked as bank 18 out of 27 banks in the system in terms of loans, as of December 2001, with a 1.49% market share of total loans, better than the 1.30% share obtained in December 2000. At the same dates, deposit market share increased to 0.79% from 0.73%, respectively. The net profit for first quarter 2002 was Co$537 million, according to the bank's local records, similar to Co$533 million in the same period of 2001.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES ("BCP")

II.1 NET INCOME

Consolidated net income for the quarter ended March 31, 2002 was S/.57.4 million (US$16.7 million), 101.4% higher than net income of S/.28.5 million (US$8.3 million) in the same period of 2001. Net income increased when compared to the respective period of last year, mainly due to lower provisions for loan losses and to higher non-interest income, which offset increased income taxes.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended			
	31.03.01	31.12.01	31.03.02	31.03.02
				US$
Net interest income	277.8	282.5	271.4	$78.8
Provisions for loan losses, net	108.6	111.1	85.4	$24.8
Other income	162.0	197.3	191.7	$55.7
Other expenses	289.6	300.9	297.2	$86.3
Result from exposure to inflation	(5.3)	12.7	0.4	$0.1
Income before income tax	36.3	80.5	80.9	$23.5
Income Tax	7.8	34.6	23.5	$6.8
Net Income	**28.5**	**45.9**	**57.4**	**$16.7**
Net Income per share (2)	0.028	0.045	0.056	$0.016

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of March 31, 2002. Figures in US$ have been translated at the exchange rate of S/.3.445 to the dollar.

(2) Based on 1,026 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the first quarter of 2002 reached S/.271.4 million (US$78.8 million), decreasing by 2.3% compared to the same period last year, and was 3.9% lower than in the fourth quarter of 2001 mainly due to decreased loans and lower local currency interest margins, within a continuing excess liquidity environment in both local and foreign currencies.

During the first quarter of 2002, the net interest margin was 6.02%, slightly lower than the 6.10% during the same period in 2001, and also decreases from 6.13% in fourth quarter 2001. With respect to the fourth quarter 2001, the reduction in the margin is the result of reduced lending rates and returns on interbank short-term funds, mainly in local currency, compounded by lower local currency lending volumes, that are partly offset by lower cost of funds.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the first quarter of 2002 amounted to S/.191.7 million (US$55.7 million), 18.4% higher than income earned during the same period of 2001, mainly due to increased fees from banking services and to higher gains on the sale of securities.

In the first quarter of 2002, fees from banking services amounted to S/.142.0 million (US$41.2 million), 14.2% higher than in the same period of 2001, mostly due to increased revenue from account maintenance fees and credit cards fees. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	**1Q01**	**1Q02**	**Growth**
Contingent credits	7.0	6.1	-13.2%
Foreign Trade	6.8	6.3	-7.4%
Account Maintenance	29.2	37.6	28.6%
Insurance	8.9	10.5	17.5%
Collections fees	14.5	14.2	-2.2%
Fund transfer services	23.3	23.3	-0.2%
Credit card fees	13.8	17.2	24.2%
Brokerage	4.4	7.3	64.4%
Corporate Finance	1.1	4.0	261.2%
Loan administration	1.3	1.6	24.5%
Shipping and handling	6.4	6.5	1.3%
Other	7.4	7.4	-0.6%
Total	**124.4**	**142.0**	**14.2%**

In the first quarter of 2002, securities transactions resulted in a gain of S/.15.4 million (US$4.5 million), improving over gains of S/.5.4 million (US$1.6 million) in the same period last year, which principally was the result of gains on the sale of fixed income securities, in addition to realized gains on sale of equity securities. The general index of the Lima Stock Exchange increased 10.5% in the first quarter of 2002, compared to growth of 5.3% in the same period last year.

Gains from foreign exchange operations was S/.15.5 million (US$4.5 million) in the first quarter of 2002, 18.8% above that of the same period in 2001, due to higher margins and a slight increase in traded volumes.

The Other Income caption, where reversals of prior year expenses and provisions and recoveries of certain operating costs from clients are booked, decreased slightly from S/.19.2 million (US$5.6 million) in the first quarter of 2001 to S/.18.8 million (US$5.4 million) in the current period.

II.4 OTHER NON-INTEREST EXPENSES

Non interest expenses during the first quarter of 2002 were S/.297.2 million (US$86.3 million), 2.6% above those of the same period in 2001, mainly due to increased personnel and general expenses. Adjusted operating expenses, determined by excluding provisions for assets received in lieu of loan repayment and employee profit sharing expenses, reached S/.272.9 million (US$79.2 million) in the first quarter of 2002, increasing 3.3% compared to the year-ago period.

Approximately 43% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 7.7% to S/.126.5 million (US$36.7 million) when compared to the first quarter of 2001, due principally to increased provisions for bonuses and profit sharing expense. At the end of the first quarter 2002 the number of employees stood at 8,058, increasing over the 7,747 figure as of December 2001. This number increases mainly at Banco de Crédito del Perú, on a temporary basis, as a result of personnel in training programs to replace current customer service and teller positions.

General and Administrative expenses, which represented 32% of non-interest expenses, reached S/.96.4 million (US$28.0 million) in the first quarter of 2002, increasing 4.5% when compared to expenses in the same period a year ago, the result of increases in expenses related to systems and maintenance, and insurance and security. In the quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	**1Q01**	**1Q02**	**Chnge.**
Office supplies and operating costs	12.7	12.1	-4.7%
Communications	10.3	10.2	-0.7%
Third party fees	13.6	12.4	-9.1%
Insurance and security	11.1	13.8	24.3%
Transport of currency and securities	10.9	11.7	7.0%
Systems and maintenance	18.0	19.5	8.5%
Advertising and marketing	12.1	11.7	-3.5%
Other G&A	3.4	5.0	46.5%
Total G&A	**92.2**	**96.4**	**4.5%**

The Other caption within Other Non-Interest Expenses, decreased from S/.41.3 million (US$12.0 million) in the first quarter of 2001 to S/.37.2 million (US$10.8 million) in the current quarter, mainly due to lower provisions for contingencies and receivables.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan and employee profit sharing expense) as a percentage of average total assets, increases from 5.0% in the first quarter of 2001 to 5.3% in the current period.

Adjusted operating expenses, as a percentage o total income, improved from 60.1% to 58.9% when comparing the first quarters of 2001 and 2002, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.20,625 million (US$5,987 million) at the end of the first quarter of 2002, decreasing by 5.1% with respect to the balance at March 2001, but remains almost unchanged since December 2001.

Total loans were S/.12,355 million (US$3,586 million) at the end of March 2002, decreasing by 2.0% compared to December 2001, and by 9.2% from the balance of March 2001. At March 31, 2002, the loan portfolio, net of provisions, represented 54.4% of total assets, compared to 57.2% a year ago. At the end of the first quarter of 2002, the Nuevos Soles portion of the loan portfolio was 14.1%, decreasing from 15.8% in December 2001, but remains over 13.6% of March 2001.

As of March 31, 2002 total deposits were S/.17,297 million (US$5,021 million), decreasing by 1.0% during the current quarter, and were 4.6% below deposits at the end of the prior year quarter. During the present quarter, time deposits decreased by 0.1%, demand deposits by 0.7% and savings deposits decreased by 2.8%. Deposits denominated in Nuevos Soles were 20.3% of total deposits, greater than the 19.8% at December 2001, and the 16.9% at the end of March 2001.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits		
(In % and constant S/.Mn.)	1Q01	4Q01	1Q02	1Q01	4Q01	1Q02
Banco de Crédito del Peru	73.9%	76.8%	77.0%	80.5%	81.9%	84.3%
Banco de Crédito de Bolivia	12.1%	10.7%	10.5%	10.0%	10.4%	9.0%
Banco de Crédito Overseas	7.7%	4.9%	4.6%	6.1%	3.4%	3.0%
Crédito Leasing	4.9%	5.8%	6.0%	2.9%	3.2%	2.7%
Solución Financiera de Crédito	1.4%	1.8%	1.9%	0.5%	1.1%	1.0%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
BCP consolidated Total	**S/.12,436**	**S/.11,440**	**S/.11,214**	**S/.18,121**	**S/.17,477**	**S/.17,297**

According to the statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of March 31, 2002, Banco de Crédito del Perú had a total loan market share of 26.8% (27.2% at March 31, 2001 and 27.2% at December 31, 2001), and 31.6% of deposits (30.5% at March 31, 2001, and 30.9% at December 31, 2001).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.03.01	31.12.01	31.03.02
Corporate	45.4%	44.9%	45.7%
Middle market	27.0%	27.0%	26.7%
Retail:	27.6%	28.1%	27.6%
- small business	10.5%	9.7%	11.5%
- home mortgage	9.0%	9.9%	8.2%
- consumer	4.9%	5.1%	4.8%
- credit cards	3.1%	3.3%	3.1%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,608**	**S/.12,605**	**S/.12,355**

In the current quarter, loan balances decreased by 2.0%, with corporate loans declining by 0.3%, to S/.5,645 million (US$1,639 million), middle market loans declining by 3.1% to S/. 3,301 million (US$958 million), while retail loans declined by 3.5% to S/.3,409 million (US$989 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	1Q01	4Q01	1Q02	1Q02 vs 4Q01	1Q02 vs 1Q01
Small business loans	1,522	1,220	1,420	16.4%	-6.7%
Mortgage loans	1,206	1,243	1,012	-18.6%	-16.1%
Consumer loans	604	643	591	-8.0%	-2.0%
Credit card loans	418	427	386	-9.7%	-7.7%
Total Retail	**3,749**	**3,533**	**3,409**	**-3.5%**	**-9.1%**

The decline in mortgage loans in the current quarter is mostly due to the reclassification of approximately S/.250 million (US$70 million) of credits guaranteed with mortgages to be reported as commercial loans.

At March 31, 2002 contingent credits were S/.3,500 million (US$1,015.8 million), decreasing slightly 0.3% during the current quarter, but remains 31.5% above the March 2001 figure, as can be seen in the following chart:

(% change and constant S/. Mn)	1Q01	4Q01	1Q02	1Q02 vs 4Q01	1Q02 vs 1Q01
- Guarantees and Stand-by LCs	1,471	1,737	1,628	-6.3%	10.7%
- Letters of Credit	332	336	296	-11.9%	-10.6%
- Acceptances	164	125	110	-11.6%	-32.7%
- Future Liabilities	444	667	814	22.0%	83.4%
- Other contingent accounts	251	643	651	1.2%	159.4%
Total Contingent Credits	**2,661**	**3,509**	**3,500**	**-0.3%**	**31.5%**

II.6 LOAN QUALITY

Loan quality improved as past due loans declined to S/.1,080 million (US$313.5 million) at March 31, 2002, 2.5% below the balance of S/.1,107 million (US$321.4 million) at the end of the fourth quarter of 2001, and 14.7% below S/.1,266 million (US$367.5 million) at March 31, 2001. The ratio of past due loans as a percentage of total loans improved from 9.30% in March 2001 to 8.74% at March 31, 2002, and is below 8.79% of December 31, 2001.

At the end of the quarter, refinanced loans amounted to S/.891.8 million (US$258.9 million), greater than the balance at December 2001 of S/.828.0 million (US$240.4 million), with the increase principally related to loans to fishing and manufacturing companies.

Loans believed to be unrecoverable, fully provisioned in prior periods, and written-off during the first quarter 2002 amounted to S/.104.8 million (US$30.4 million), of which approximately 10% were related to consumer loans. This compares to charge-offs in the fourth quarter of 2001 of S/.149.9 million (US$43.5 million), and S/.82.7 million (US$24.0 million) in the first quarter one year ago.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 20.2% of the loan portfolio in March 2002, decreasing from 20.7% in March 2001, but is over 19.5% of December 2001. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.03.01	31.12.01	31.03.02
A: Normal	69.1%	69.6%	68.4%
B: Potential Problem	10.2%	11.0%	11.4%
C: Deficient	9.7%	8.3%	9.1%
D: Doubtful	5.5%	4.9%	5.2%
E: Loss	5.5%	6.3%	5.9%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,608**	**S/.12,605**	**S/.12,355**

At the end of the first quarter, outstanding balances of loan loss provisions totaled S/.1,141 million (US$331.3 million), decreasing 2.0% compared to the preceding quarter. The ratio of loan provisions to past due loans was 105.7% at the end of the current year, higher than the 105.1% at December 2001 and better than the 92.6% at March 2001.

Of total provisions outstanding at the end of the current quarter, S/.118.7 million (US$34.5 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from generic provisions of S/.121.0 million (US$35.1 million) at December 31, 2001.

In the first quarter of 2002, loan loss provisions, net of recoveries, for the amount of S/.85.4 million (US$24.8 million) were charged against income, lower than the S/.108.6 (US$31.5 million) provisioned in the same period in 2001. During the fourth quarter of 2001 provision expense was S/.111.1 million (US$32.2 million). Quarterly provision expense charged to each business segment is as follows:

(% of Provision expense and S/.Mn const.)	**1Q01**	**4Q01**	**1Q02**
Corporate Banking	-4.8%	15.6%	26.2%
Middle Market	63.1%	29.5%	28.4%
Retail	41.7%	54.9%	45.4%
Total	100.0%	100.0%	100.0%
Total Provision Expense, net	**S/.108.6**	**S/.111.1**	**S/.85.4**

II.7 CAPITAL ADEQUACY

At the end of the first quarter of 2002, BCP's unconsolidated ratio of risk-weighted assets to regulatory capital was 9.1 to 1.0 (11.0%), while the corresponding consolidated ratio was 8.4 to 1.0 (12.0%). Risk-weighted assets include S/.1,003.2 million (US$291.2 million) of market-risk exposure whose coverage required S/.91.2 million (US$26.5 million) of regulatory capital at March 31, 2002. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of March 31, 2002, BCP's consolidated "regulatory capital" was S/.1,909 million (US$554.0 million), lower than in the prior quarter mostly due to lower subordinated debt. Regulatory capital included S/.137.9 million ($40.5 million) in subordinated debt in the current period, decreasing from S/.199.4 million (US$57.9 million) at year-end 2001.

	BCP unconsolidated		**BCP consolidated**	
(In constant S/. Mn.)	**31.03.01**	**31.03.02**	**31.03.01**	**31.03.02**
Regulatory capital	1,532	1,418	1,994	1,909
Risk weighted assets	13,342	12,872	17,312	15,944
Weighted assets / Capital	8.7	9.1	8.7	8.4
Capital / Weighted Assets	11.5%	11.0%	11.5%	12.0%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES ("ASHC")

Consolidated net income for the first quarter 2002 was US$3.4 million, similar to net income obtained in the same period of 2001. Nevertheless, in the current period higher dividend income as well as higher non-interest incomes were obtained, which were partly offset by higher provisions.

Net interest income before risk provisions, which includes dividend income, was US$6.8 million in the first quarter of 2002, 49.5% over the same quarter of 2001, principally because of the extraordinary US$2.1 million dividend paid by Credicorp in January. Without including dividends, net interest income was US$4.7 million in the first quarter of 2002, compared to US$4.3 million in the prior year quarter.

Net interest margin, without considering dividends and investments in equity shares, was 3.1% during this quarter, similar to the margin in the preceding fourth quarter 2001, but above the 2.7% margin in the year-ago period, mainly due to lower cost of funds.

In the first quarter of 2002 charges against income for market risk provisions amounted to US$4.0 million, higher than the US$3.0 million charged in the preceding quarter and also compared to only US$20 thousand in the year-ago period. In the current quarter US$0.3 million were also provisioned for credit risks.

Other Income, which includes fee income and realized gains on securities transactions before risk provisions, increased from US$2.0 million in the first quarter of 2001 to US$3.3 million in the current quarter, mainly due to realized gains of US$1.7 million in the current period compared to gains of US$0.8 million in the first quarter of 2001.

The loan portfolio, net of provisions, was US$165.6 million as of March 31, 2002, decreasing compared to US$201.3 million at March 2001, and also from US$176.1 million at year-end 2001, mainly due to decreased lending to Peruvian companies and lower risk-participated loans.

The investment portfolio was US$323.1 million at March 2002, over US$310.0 million last March 2001. The increase is due to the purchase of loans that are registered as investments, and which were previously booked as loans.

Deposits amounted to US$506.0 million at March 31, 2002, decreasing from US$555.7 million at the end of the fourth quarter 2001, and also declines from US$560.5 million as of the first quarter of 2001. This quarter's deposit drop is due in part to the withdrawal of US$32 million in short term funds, obtained in the preceding quarter in relation to the sale of Banco Capital, with an additional US$18 million loss due to declining interest rates.

Funds under management increased 25.7% to US$510.4 million at March 31, 2002, from US$406.2 million at the end of year 2001, and 51.7% compared to US$336.4 million at the first quarter 2001. These increases are principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$110.5 million at the end of March 2002, lower than US$128.7 million at year-end 2001 mainly due to the US$25.0 million extraordinary dividend paid to Credicorp in January 2002. Special equity reserves for unrealized losses on investments decreased from US$8.2 million at the end of December 2001, to US$4.9 million at the end of the current quarter. The loan portfolio had no past dues.

The ratio of operating expenses over average assets was 1.4%, annualized, in the first quarter of 2002 lower than 1.7% during the year-ago period. This ratio declines to 0.9% in the first quarter of 2002, when funds under management are included within total assets, compared to 1.2% in the prior year quarter.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES ("PPS")

PPS obtained in the first quarter of 2002 a consolidated net income of S/.12.1 million (US$3.5 million), compared to a loss of S/.10.1 million (US$2.9 million) in the same period of 2001. Increased profits for the first quarter 2002 were mostly due to lower claims and to increased premiums, noting that in the year-ago quarter Pacifico Salud had a loss of S/.11.4 million (US$3.3 million) compared to a net profit of S/.2.0 million (US$0.6 million) in this period. The extraordinary results in fourth quarter 2001 were due to gains on the sale of the equity shares of brewer Backus & Johnston.

In the first quarter of 2002, total premiums increased 35.0% to S/.233.9 million (US$67.9 million), compared to S/.173.4 million (US$50.3 million) in the year-ago quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.112.4 million (US$32.6 million), 11.3% above the prior year quarter, mainly due to higher ceded premiums. The important increase in total premiums was because of fire insurance sold to clients related to the state owned insurance company that ceased operating. Also, premiums grew because of increased tariffs due to higher international reinsurance costs.

Additions to technical reserves for premiums grew by S/.38.1 million (US$11.0 million) in the first quarter of 2002, of which S/.29.5 million (US$8.6 million) were established by Pacífico Vida for its life annuities and life insurance lines. In the first quarter of 2001, increase in reserves amounted to S/.35.9 million (US$10.4 million), which included additional amounts due to regulatory changes.

Comparing results of the three-month periods through March of 2002 and 2001, consolidated premiums consisted of: general insurance lines that amounted to US$44.8 million and increased 50.7%, while PacíficoSalud's premiums were US$5.4 million, decreasing 3.8%, and premiums by Pacífico Vida grew 18.2% reaching US$17.7 million.

Through March 31, 2002, growth of the health and medical assistance insurance line (18.6% of total premiums) was 3.6%; fire insurance lines (24.8% of total premiums) increased 230.3%; while the automobile insurance line (7.1% of total premiums) decreased 20.8%. In the current year, pension fund benefits insurance (8.8% of total premiums) grew 13.9%, while group life insurance and individual life insurance policies (9.3% of total premiums) grew 12.1%, and life annuities (7.9% of total premiums) grew 32.4% compared to first quarter 2001.

Net underwriting results was S/.26.5 million (US$7.7 million) in the first quarter of 2002, compared to the loss of S/.4.1 million (US$1.2 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) was 11.3% in the first quarter of 2002, compared to –2.4% in the prior year period.

Net claims incurred in the first quarter of 2002 were S/.75.0 million (US$21.8 million), 20.6% lower than claims in the same 2001 quarter. The net loss ratio (net claims to net premiums) was 48.9% in the current quarter lower than 68.9% in the 2001 quarter, based on improved results in the automobile line (51%), marine hull (20%) and pension fund insurance (81%), while Pacifico Salud's net loss decreases from 127% to 79% in the current period.

The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) decreased from 91.7% in the first quarter of 2001 to 71.2% in the current quarter, due to lower claims.

Operating expenses over net premiums grew from 16.2% to 17.0% comparing the first quarters of 2001 and 2002, respectively.

Investments in real estate and financial assets were S/.703.9 million (US$204.3 million) at the end of March 2002, increasing 6.8% from the year-ago balance.

As of March 31, 2002, total assets were S/.1,281.6 million (US$372.0 million) increasing 25.6% compared to the prior year balance. At the end of the current period net equity amounted to S/.320.8 million (US$93.1 million) increasing 16.6% over net equity at March 2001.

The Peruvian insurance market through March 31, 2002, increased total net premiums 11.3% with respect to the prior year period, in nominal terms. For the first quarter of 2002, PPS's market share in total premiums was 36.4% (30.6% in the year-ago period), with the share in general risks lines being 38.6% (33.5% in 1Q01), and in life insurance and pension fund benefits lines of 31.9% (26.1% in 1Q01).

*** 8 Tables to Follow ***

Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of			
ASSETS	**Dec. 31, 2000**	**Mar. 31, 2001**	**Dec. 31, 2001**	**Mar. 31, 2002**
CASH AND DUE FROM BANKS				
Cash and non interest bearing deposits in banks	288,424	282,775	277,841	263,020
Interest bearing deposits in banks	1,464,153	1,605,790	1,675,562	1,537,023
	1,752,577	1,888,565	1,953,403	1,800,043
MARKETABLE SECURITIES, net	347,922	527,007	516,376	608,853
LOANS	4,454,085	4,552,094	4,064,479	3,979,487
Current	4,077,984	4,163,116	3,713,644	3,639,485
Past Due	376,101	388,978	350,835	340,002
Less - Reserve for possible loan losses	(341,487)	(343,674)	(344,433)	(336,307)
LOANS NET	4,112,598	4,208,420	3,720,046	3,643,180
INVESTMENT SECURITIES AVAILABLE FOR SALE	601,881	630,296	584,293	595,792
REINSURANCE ASSETS	43,579	40,421	45,663	42,556
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	46,068	48,267	54,587	68,204
PROPERTY, PLANT and EQUIPMENT, net	263,561	260,719	258,870	252,052
DUE FROM CUSTOMERS ON ACCEPTANCES	52,245	49,359	38,606	34,714
OTHER ASSETS	406,617	397,574	417,072	388,105
TOTAL ASSETS	**7,627,048**	**8,050,628**	**7,588,916**	**7,433,499**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS AND OBLIGATIONS:				
Non-interest bearing	642,223	691,151	766,607	655,981
Interest bearing	5,022,987	5,331,281	4,960,884	4,961,649
	5,665,210	6,022,432	5,727,491	5,617,630
DUE TO BANKS AND CORRESPONDENTS	459,391	574,138	341,452	313,826
ACCEPTANCES OUTSTANDING	52,245	49,359	38,606	34,714
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	153,855	162,171	193,452	200,877
RESERVE FOR UNEARNED PREMIUMS	40,128	38,709	44,707	51,197
REINSURANCE PAYABLE	15,433	17,334	23,801	17,871
OTHER LIABILITIES	362,581	310,151	310,383	333,490
MINORITY INTEREST	95,475	96,549	112,255	62,377
TOTAL LIABILITIES	**6,844,318**	**7,270,843**	**6,792,147**	**6,631,982**
NET SHAREHOLDERS' EQUITY	782,730	779,785	796,769	801,517
TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	**7,627,048**	**8,050,628**	**7,588,916**	**7,433,499**
CONTINGENT CREDITS	**879,721**	**796,372**	**1,079,749**	**1,075,043**

Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended		
	31.03.01	**31.12.01**	**31.03.02**
INTEREST INCOME			
Interest on loans	142,331	123,786	111,794
Interest and dividends on investments:	267	380	701
Interest on deposits with banks	19,459	10,534	7,711
Interest on trading securities	21,135	20,361	16,113
Total Interest Income	183,192	155,061	136,319
INTEREST EXPENSE			
Interest on deposits	62,495	41,163	31,251
Interest on borrowed funds	17,608	10,387	8,140
Other interest expense	11,354	9,011	8,786
Total Interest Expense	91,457	60,561	48,177
Net Interest Income	91,735	94,500	88,142
Provision for possible loan losses, net	32,097	40,394	25,338
Net interest income after provision for possible loan losses	**59,638**	**54,106**	**62,804**
OTHER INCOME			
Fees and commissions from banking services	39,082	45,756	43,346
Net gains from sales of securities	2,782	32,928	1,440
Net gains on foreign exchange transactions	3,323	4,021	4,320
Net premiums earned	27,733	27,245	31,628
Other income	9,944	10,278	10,276
	82,864	120,228	91,010
CLAIMS ON INSURANCE ACTIVITIES			
Net claims incurred	8,767	4,594	5,648
Increase in future policy benefits for life and health	18,247	17,407	15,416
	27,014	22,001	21,064
OTHER EXPENSES			
Salaries and employee benefits	42,981	44,708	45,407
General, administrative, and other taxes	35,237	34,196	35,632
Depreciation and amortization	12,633	12,397	11,172
Other	14,438	15,434	11,781
	105,289	106,735	103,992
Translation result	(1,362)	835	(1,907)
Income before income tax, and minority interest	**8,837**	**46,433**	**26,851**
Income Tax	(2,924)	(10,496)	(8,757)
Minority Interest	(843)	(9,427)	(3,331)
NET INCOME	**5,070**	**26,510**	**14,763**

Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended		
	31.03.01	31.12.01	31.03.02
Profitability			
Net income per common share (US$ per share)(1)	0.063	0.332	0.185
Net interest margin on interest earning assets (2)	6.02%	6.16%	6.03%
Return on average total assets (2)(3)	0.26%	1.36%	0.79%
Return on average shareholders' equity (2)(3)	2.60%	13.26%	7.39%
No. of outstanding shares (millions)(4)	80.18	79.46	79.75
Quality of loan portfolio			
Past due loans as a percentage of total loans	8.55%	8.63%	8.54%
Reserves for loan losses as a percentage of total past due loans	88.35%	98.18%	98.91%
Reserves for loan losses as a percentage of total loans	7.55%	8.47%	8.45%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	41.47%	46.22%	45.02%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	5.81%	0.80%	0.46%
Operating efficiency			
Oper. expense as a percent. of total income (5)	56.04%	50.38%	54.11%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.99%	5.05%	5.16%
Capital adequacy			
Total Regulatory Capital (US$Mn)	738.6	730.4	717.4
Tier I Capital (US$Mn)	615.2	605.9	608.8
Regulatory capital / risk-weighted assets (6)	11.56%	12.35%	12.06%
Average balances (US$Mn) (3)			
Interest earning assets	6,093.0	6,135.7	5,845.5
Total Assets	7,838.8	7,810.3	7,511.2
Net equity	781.3	799.7	799.1

(1)The number of shares outstanding of 80.2 million in 1Q01, 79.5 million in 4Q01, and 79.8 million in 1Q02

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Net of treasury shares. The total number of shares was of 94.38 million.

(5)Total income includes net interest income and other income.
Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.

(6)Risk-weighted assets include market risk assets.

Table 4
CONSOLIDATED BALANCE SHEETS

(Constant Nuevos Soles, as of March 31, 2002, and U.S. Dollars in thousands)

ASSETS	31.12.00	31.03.01	31.12.01	31.03.02	31.03.02 US$000(1)
CASH AND DUE FROM BANKS	5,400.433	5,849.799	5,925.183	5,823.017	$1,690.281
Cash and Checks	904.562	917.821	843.326	856.983	$248.761
Deposits in Central Bank of Peru	3,632.568	2,795.492	3,755.333	3,818.080	$1,108.296
Deposits with local and foreign banks	863.303	2,136.486	1,326.524	1,147.954	$333.223
MARKETABLE SECURITIES, net	945.012	1,544.379	1,498.366	1,728.347	$501.697
LOANS	13,401.242	13,607.535	12,604.578	12,355.271	$3,586.436
Current	12,182.153	12,341.416	11,497.223	11,275.095	$3,272.887
Past Due	1,219.089	1,266.119	1,107.355	1,080.176	$313.549
Less - Reserve for possible loan losses	(1,151.526)	(1,172.022)	(1,164.308)	(1,141.435)	($331.331)
LOANS NET	12,249.716	12,435.513	11,440.270	11,213.836	$3,255.105
INVESTMENT SECURITIES AVAILABLE FOR SALE	415.932	323.902	300.216	300.647	$87.271
PROPERTY, PLANT and EQUIPMENT, net	644.039	638.856	641.349	625.750	$181.640
OTHER ASSETS	1,020.490	948.836	919.857	933.656	$271.018
TOTAL ASSETS	**20,675.622**	**21,741.285**	**20,725.241**	**20,625.253**	**$5,987.011**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS AND OBLIGATIONS:	17,075.978	18,121.175	17,476.645	17,296.535	$5,020.765
Demand deposits	3,094.202	4,685.922	3,682.906	3,656.721	$1,061.457
Saving accounts	5,058.589	4,726.231	5,217.304	5,070.685	$1,471.897
Time deposits	8,923.187	8,709.022	8,576.435	8,569.129	$2,487.410
DUE TO BANKS AND CORRESPONDENTS	761.137	867.614	470.445	399.342	$115.919
OTHER LIABILITIES	1,147.200	1,061.724	957.257	1,134.278	$329.253
SHAREHOLDERS EQUITY:	1,691.307	1,690.772	1,820.894	1,795.098	$521.073
Capital stock	998.607	998.481	998.720	1,026.318	$297.915
Legal reserve	623.400	663.227	642.653	637.358	$185.010
Retained earnings	69.300	29.064	179.521	131.422	$38.149
TOTAL LIABILITIES AND EQUITY	**20,675.622**	**21,741.285**	**20,725.241**	**20,625.253**	**$5,987.011**
Contingent Credits	**2,786.869**	**2,661.344**	**3,508.640**	**3,499.597**	**$1,015.848**

(1)Translated at S/.3.445 per US$1.00.

Table 5
CONSOLIDATED INCOME STATEMENTS

(Constant Nuevos Soles, as of March 31, 2002, and U.S. Dollars in thousands)

	Three months ended			
	31.03.01	31.12.01	31.03.02	31.03.02
Interest income and expense				US$000(1)
Interest income	524.251	441.702	398.391	$115.643
Less - Interest expense	246.437	159.153	126.969	$36.856
Net interest income	277.814	282.549	271.422	$78.787
Provisions for possible loan losses, net	108.553	111.088	85.425	$24.797
Net interest income after provisions	169.261	171.461	185.997	$53.990
Other Income				
Fees and commissions from services	124.373	139.144	142.021	$41.225
Net gains from sales of securities	5.404	20.703	15.428	$4.478
Net gains on foreing exchg. transacts.	13.011	15.263	15.462	$4.488
Other income	19.171	22.204	18.826	$5.465
	161.959	197.314	191.737	$55.657
Other Expenses				
Salaries and employee benefits	117.395	119.603	126.466	$36.710
General and administrative	92.164	95.887	96.357	$27.970
Depreciation and amortization	28.670	28.579	28.896	$8.388
Taxes other than income tax	10.054	9.061	8.227	$2.388
Other	41.331	47.789	37.220	$10.804
	289.614	300.919	297.166	$86.260
Result from exposure to inflation	(5.290)	12.666	0.358	$0.104
Income before income tax	**36.316**	**80.522**	**80.926**	**$23.491**
Income Tax	7.799	34.620	23.504	$6.823
NET INCOME	**28.517**	**45.902**	**57.422**	**$16.668**

(1)Translated at S/.3.445 per US$1.00.

Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended:		
	31.03.01	31.12.01	31.03.02
Profitability			
Net income per common share (S/. per share)(1)	0.028	0.045	0.056
Net interest margin on interest earning assets (2)	6.10%	6.13%	6.02%
Return on average total assets (2)(3)	0.54%	0.87%	1.11%
Return on average shareholders' equity (2)(3)	6.75%	10.17%	12.70%
Quality of loan portfolio			
Past due loans as a percentage of total loans	9.30%	8.79%	8.74%
Reserves for loan losses as a percentage of total past due loans	92.57%	105.14%	105.67%
Reserves for loan losses as a percentage of total loans	8.61%	9.24%	9.24%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	43.26%	47.46%	45.79%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	5.57%	-3.13%	-3.41%
Operating efficiency (5)			
Oper. expense as a percent. of total income (4)	60.07%	56.92%	58.92%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.98%	5.18%	5.28%
Capital adequacy			
Total Regulatory capital (constant millions S/.)	1,994.1	1,961.2	1,908.6
Tier I Capital (constant millions S/.)	1,661.7	1,641.4	1,663.7
Net equity as a percentage of period end total assets	7.78%	8.79%	8.70%
Regulatory capital / risk-weighted assets	11.52%	12.15%	11.97%
Average balances (constant millions S/.) (3)			
Interest earning assets	18,220.4	18,429.8	18,023.5
Total Assets	21,208.5	21,104.0	20,675.2
Net equity	1,691.0	1,806.1	1,808.0
Additional data			
No. of outstanding shares (millions)	988.7	1026.3	1026.3
No. of employees	7,481	7,747	8,058
Inflation rate (Wholesale price index)	0.41%	-1.63%	-0.50%
Exchange rate (S/. per 1 U.S. Dollar)	3.52	3.44	3.45

(1)Shares outstanding of 1,026 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Total income includes net interest income and other income.

(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.

ATLANTIC SECURITY HOLDING CORPORATION

Table 7
SELECTED FINANCIAL DATA

(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended		
	31.03.01	31.12.01	31.03.02
Results			
Net Interest Income	4,556	4,800	6,812
Provisions for market risks	20	3,000	4,222
Other Income(1)	1,976	1,120	3,263
Operating Expense	3,181	2,370	2,445
Net Income	3,332	549	3,409
Net Income per share (US$)	0.08	0.01	0.09
Balance Sheets (end of period)			
Total Assets	745,411	705,920	643,075
Loan portfolio, net	201,327	176,071	165,618
Marketable securities and investments	309,980	330,564	323,146
Total Deposits	560,546	555,669	506,044
Shareholders' equity	134,871	128,742	110,465
Funds under administration	336,446	406,172	528,644
Ratios (2)			
Net interest margin / interest earning assets (3)(4)(5)	2.7%	3.0%	3.1%
Return on average stockholders' equity(4)	10.0%	1.8%	11.4%
Return on average total assets(4)	1.8%	0.3%	2.0%
Past due loans as a percentage of total loans	0.0%	0.0%	0.0%
Reserves for loan losses as a percentage of total loans	0.0%	0.4%	0.0%
Operating expense / total income	48.8%	81.2%	41.8%
Operating expense / average total assets(4)	1.7%	1.4%	1.4%
Operating expense / average total assets + funds under management(4)	1.2%	0.9%	0.9%

(1) Includes realized gains in securities.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Averages determined from monthly balances.

(4) Annualized.

(5) Without considering dividend income and dividend earning assets.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES

Table 8
SELECTED FINANCIAL DATA

(Constant Nuevos Soles as of March 31, 2002, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended			
	31.03.01	31.12.01	31.03.02	31.03.02
Results				US$000(1)
Total gross Premiums	173,353	187,485	233,958	$67,912
Change in Reserves	35,895	29,026	38,054	$11,046
Net Underwriting Results	(4,078)	18,377	26,465	$7,682
Net Financial Income	15,414	251,331	16,126	$4,681
General Expenses	22,100	29,928	26,003	$7,548
Net Income	(10,138)	206,683	12,109	$3,515
Net Income per share (S/.)(2)	(0.438)	8.938	0.524	$0.152
Balance Sheets (end of period)				
Total Assets	1,020,295	1,335,825	1,281,601	$372,018
Investments in Secur. and Real estate	659,181	622,474	703,852	$204,311
Technical Reserves	582,487	690,093	687,274	$199,499
Net Equity	275,108	468,076	320,761	$93,109
Ratios				
Net underwriting results	-2.4%	9.8%	11.3%	11.3%
Loss ratio	60.8%	48.4%	37.1%	37.1%
Return on avge. equity (3)(4)	-14.0%	471.3%	12.9%	12.9%
Return on total premiums	-5.8%	110.2%	5.2%	5.2%
Shareholders' Equity / Total Assets	27.0%	35.0%	25.0%	25.0%
Increase in Risk Reserves	26.2%	21.4%	24.8%	24.8%
Combined Ratio	91.7%	84.2%	71.2%	71.2%
- Net Claims / Net Premiums	68.9%	55.4%	48.9%	48.9%
- Op. Exp.+Comiss./Net Premiums	22.7%	28.7%	22.3%	22.3%
Operating expense/Net Premiums	16.2%	22.1%	17.0%	17.0%
Oper. expense / Avge. assets (3)(4)	9.2%	10.1%	8.2%	8.2%

(1)Translated at S/.3.445 per US$1.00.

(2)Based on 23.1 million shares in all periods

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Annualized.

Notice of Material Event regarding Credicorp Ltd., dated May 7, 2002

AREA TRAMITE DOCUMENTARIO

'02 MAY -7 15:15

ARI-045-2002

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

La Molina, 7 de mayo del 2002

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Presente.-

At. Registro de Valores e Intermediarios

Ref. "Hecho de Importancia"

Estimados señores:

Nuestra empresa Credicorp Ltd., de conformidad a lo dispuesto por la Ley del Mercado de Valores en su artículo 28° y por el Reglamento de Hechos de Importancia e Información Reservada (Resolución CONASEV No. 307-95-EF/94.10), cumple con informar el siguiente "Hecho de Importancia".

La Gerencia General de nuestra empresa aprobó con fecha de hoy, el Informe de Gerencia correspondiente al 1er trimestre con fecha al 31 de marzo del 2002, asimismo, adjuntamos diskette con la información.

Sin otro particular, quedamos de ustedes.

Atentamente,

CREDICORP LTD.

Gerente General

dpd.

Adj. Lo indicado

000034

May 7, 2002

Comisión Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

In conformity with the articles10 and 28 of Capital Market Law and CONASEV Resolution No. 307-95-EF/94.10, we hereby notify you of the following Material Event, "Hecho de Importancia".

Today, the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of March 31, 2002.

Sincerely,

Benedicto Cigüeñas
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By: --

Name : Alfredo Montero

Title: Authorized Representative

Dated: May 16, 2002